UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                              Carver Bancorp, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   146875-10-9
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                                 (CUSIP Number)


                                       N/A
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              Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

         /X/ Rule 13d-1(b)
         / / Rule 13d-1(c)
         / / Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, SEE the NOTES).




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--------------------------------         ------------------------------------
CUSIP No. 146875-10-9               13G      Page 2 of 6 Pages
         -----------------------                  --   --
--------------------------------         ------------------------------------

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1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Carver Bancorp, Inc. Employee Stock Ownership Plan
                                IRS # 13-1592005
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) / /
                                                                 (b) / /
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3          SEC USE ONLY

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4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Employee benefit plan of Delaware corporation

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                             5       SOLE VOTING POWER

        NUMBER OF                                         0
          SHARES             ---------------------------------------------------
       BENEFICIALLY          6       SHARED VOTING POWER
         OWNED BY
           EACH                                           0
        REPORTING            ---------------------------------------------------
          PERSON             7       SOLE DISPOSITIVE POWER
           WITH
                                                          0
                             ---------------------------------------------------
                             8       SHARED DISPOSITIVE POWER

                                                    175,707
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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                    175,707
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10         CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

                                                    / /
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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.59% of 2,314,275 shares of Common Stock outstanding as of December 31, 1998
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12         TYPE OF REPORTING PERSON*

                                                     EP
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                      *SEE INSTRUCTION BEFORE FILLING OUT!



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                                                               Page 3 of 6 pages


                                    ITEM 1(a)
NAME OF ISSUER:       Carver Bancorp, Inc. ("Company")


                                    ITEM 1(b)
ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:       75 West 125th Street
                                                      New York, New York 10027

                                    ITEM 2(a)
NAME OF PERSON FILING:     Carver Bancorp, Inc.
                           Employee Stock Ownership Plan Committee

                                                     ITEM 2(b)
ADDRESS OF PRINCIPAL BUSINESS OFFICE:       c/o  Carver Bancorp, Inc.
                                            75 West 125th Street
                                            New York, New York 10027


                                    ITEM 2(c)
CITIZENSHIP:          Employee benefit plan of Delaware corporation.


                                    ITEM 2(d)
TITLE OF CLASS OF SECURITIES:  Common stock, par value $.01 per share ("Common
                               Stock").


                                    ITEM 2(e)
CUSIP NUMBER:         146875-10-9


                                     ITEM 3
The person filing is an:
         (f) /X/ Employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.


                                     ITEM 4
OWNERSHIP:

         The following information with respect to the ownership of Common Stock by the Carver Bancorp, Inc. Employee Stock Ownership Plan (the "Plan") is provided as of December 31, 1998. None of the shares set forth below constitute shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.




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                                                               Page 4 of 6 pages


         (A) AMOUNT BENEFICIALLY OWNED. . . . .                175,707

         (B) PERCENT OF CLASS . . . . . . . . . . . .          7.59%

         (C) NUMBER OF SHARES AS TO WHICH
             SUCH PERSON HAS:

                      (I) SOLE POWER TO VOTE OR TO
                          DIRECT THE VOTE . . . . . . . . .    0

                      (II) SHARED POWER TO VOTE OR TO
                           DIRECT THE VOTE. . . . . . . . .    0

                      (III) SOLE POWER TO DISPOSE OR TO
                            DIRECT DISPOSITION OF . . . . .    0

                      (IV) SHARED POWER TO DISPOSE OR TO
                           DIRECT DISPOSITION OF  . . . . .    175,707

         The Plan was adopted by the Board of Directors of Carver Federal Savings Bank ("Bank"), a wholly-owned subsidiary of the Company, effective as of January 1, 1994, and is intended to be a tax-qualified plan under the Internal Revenue Code of 1986. As a result of the reorganization of the Bank and the establishment of the Company, the shares of the Bank held in the Plan were exchanged for shares of the Company. The Plan is currently administered by a committee appointed by the Company ("Committee"). The Committee currently consists of three officers of the Company and the assets of the Plan are held in a trust ("Trust") for which Marine Midland Bank serves as trustee ("Trustee").

         Pursuant to the written plan document governing the Plan ("Plan Document"), each participant in the Plan ("Participant") is entitled to direct the manner in which Common Stock held by the Plan and allocated to his or her account will be voted by the Trustee in all matters on which shareholders of the Company may vote. Any unallocated Common Stock is generally required to be voted by the Trustee in the same proportion as Common Stock which has been allocated to Participants is directed to be voted. As of December 31, 1998, Participants had the authority to direct the voting of 88,659 of the 175,707 total shares of Common Stock held by the Plan. Pursuant to the Plan and the Trust agreement, the Committee may direct the Trustee with respect to the general investment of all Trust assets.





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                                                               Page 5 of 6 pages


                                     ITEM 5
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:         Not applicable.


                                     ITEM 6
OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Dividends declared on Common Stock held by the Plan which have been allocated to the account of a Participant are allocated to the account of such Participant. Such dividends may be held and invested in the same manner as funds generally held or invested by the Plan which are not invested in Common Stock or distributed to Participants in accordance with and at such time as provided in the Plan Document. Participants may receive, or direct the receipt of, proceeds of the sale of Common Stock held by the Plan and allocated to their accounts to the extent they have become vested in such Common Stock and at such times as provided in the Plan Document. No Participant has the right to receive or the power to direct the receipt of dividends on, or the proceeds of the sale of, more than 5% of the Common Stock issued and outstanding as of the date hereof.

                                     ITEM 7
IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY
BEING REPORTED ON BY THE PARENT HOLDING COMPANY:            Not applicable.

                                     ITEM 8
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:     Not applicable.

                                     ITEM 9
NOTICE OF DISSOLUTION OF GROUP:    Not applicable.

                                     ITEM 10
CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                                               Page 6 of 6 pages

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 12, 1999



CARVER BANCORP, INC. EMPLOYEE STOCK OWNERSHIP PLAN


By:      The Carver Bancorp, Inc.
         Employee Stock Ownership Plan Committee


By:  /s/ Valli Sheppard - Bess
     -------------------------------
         Valli Sheppard-Bess
         Member


By:  /s/ Raymond L. Bruce
     -------------------------------
         Raymond L. Bruce
         Member


By:  /s/ Walter Bond
     -------------------------------
         Walter Bond
         Member